Global Blue Releases the Monthly Tax Free Shopping Business Update for August 2024 Signy, Switzerland, September 5, 2024 • Fresh data from Global Blue reveals that the worldwide growth in Tax Free Shopping is strong across Continental Europe and Asia Pacific: Issued Sales in Store like-for-like year-on-year performance reached +17%1 in August 2024. A sustained performance in Continental Europe for international shopping In Continental Europe, the issued Sales in Store growth rate increased by +10%1 in August 2024 vs. last year. This growth was led by a +8%1 increase in the number of shoppers and a +2%1 increase in the average spend per shopper. Regarding origin markets, the positive momentum in issued Sales in Store growth is evident across most nationalities. Mainland Chinese Tax Free Spend led with +25%1 vs. last year. While US Tax Free Spend was positively influenced by the Olympic Games (+18%1 increase), it was the opposite for GCC shoppers, who experienced a growth rate of -1%1 vs. last year. When examining destination markets, August showed a strong performance in Spain at +23%1 and Italy at +12%1, while it displayed a moderate performance in Germany at +3%1 and France at +3%1, reflecting the contrasting impact of the Olympic Games by nationality. A slowdown of the hyper growth Tax Free Spend in Asia Pacific In Asia Pacific, the issued Sales in Store growth remains strong, reaching +37%1 in August 2024, led by a +38%1 increase in the number of shoppers and a -1%1 decrease in the average spend per shopper. 1 Growth rate variation year-on-year (2024 vs. the same period in 2023)

The growth rate in August softened compared to the hyper-growth of +94% over the last three months 2 . This is due to a higher basis of comparison, as well as the recent strengthening of the Yen against all major currencies, particularly against the Chinese RMB. Regarding origin markets, the positive momentum in issued Sales in Store growth continued across all nationalities. Mainland Chinese Tax Free Spend led with +49%1 boosted by an increase of +72%1 in Mainland Chinese shoppers. Meanwhile, North-East Asia Tax Free Spend grew by +37%1 vs. last year while Hong Kong and Taiwan experienced a +34%1 growth rate vs. last year. When examining destination markets, August showed a positive performance across destinations, with Japan at +50%1, South Korea at +43%1, and Singapore at +4%1. 2 The last three months: May, June, and July 2024

Worldwide Year-on-Year Growth Rate (2024 vs. 2023) Worldwide recovery rate (versus 2019) Issued SIS L/L Year-on- Year Growth Destination market weight in Issued SIS 2023 August 2024 July 2024 CY Q2 2024 CY Q1 2024 France 19% +3% -2% +10% +11% Ita ly 17% +12% +19% +22% +29% Spain 11% +23% +25% +33% +32% Germany 6% +3% +10% +2% +6% Other countries 18% +8% +12% +21% +16% Total Continental Europe 71% +10% +12% +19% +19% Japan 18% +50% +103% +172% +137% Singapore 8% +4% -9% -1% 25% South Korea 2% +43% +44% +60% 110% Total Asia Pacific 28% +37% +64% +109% 97% Total Latin America 1% +18% +16% -2% +9% Total worldwide 100% +17% +25% +41% 40% Issued SIS L/L recovery (in % of 2019) Destination market weight in Issued SIS 2019 August 2024 July 2024 CY Q2 2024 CY Q1 2024 France 16% 141% 136% 164% 165% Ita ly 17% 139% 146% 156% 123% Spain 10% 153% 162% 164% 151% Germany 9% 68% 75% 80% 65% Other countries 19% 119% 129% 132% 126% Total Continental Europe 71% 126% 133% 143% 128% Japan 14% 282% 344% 327% 232% Singapore 11% 83% 85% 92% 92% South Korea 3% 159% 165% 158% 125% Total Asia Pacific 28% 180% 215% 226% 166% Total Latin America 1% 100% 89% 101% 94% Total worldwide 100% 138% 151% 165% 140%

APPENDIX GLOSSARY - European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc. - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - North East Asia countries includes: Japan, South Korea - South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, August 2024, Source: Global Blue